UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42685

Namib Minerals

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination and Nasdaq Listing

On June 5, 2025, Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”) and Hennessy Capital Investment Corp. VI (“HCVI”) issued a press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of June 17, 2024, as amended, by and among PubCo, HCVI, Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo, and Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands and the listing of ordinary shares of PubCo, par value $0.0001 per share (“PubCo Ordinary Shares”), and warrants exercisable for one PubCo Ordinary Share (“PubCo Warrants”), on The Nasdaq Stock Market LLC (“Nasdaq”).

PubCo Ordinary Shares and PubCo Warrants commenced trading on Nasdaq on June 6, 2025 under the ticker symbols “NAMM” and “NAMMW,” respectively.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: June 6, 2025

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